                                                                      EXHIBIT 99





                          McDermott - ETPM West, Inc.
                 and Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture



                         Combined Financial Statements
               for the Years Ended March 31, 1996, 1995 and 1994

                                    Contents



Auditors' Report                                                     2

Combined Balance Sheet, March 31, 1996 and 1995                      4

Combined Statement of Income for the Three Years
    ended March 31, 1996                                             6

Combined Statement of Owners' Equity for the Three Years
    ended March 31, 1996                                             7

Combined Statement of Cash Flows for the Three Years
     ended March 31, 1996                                            8

Notes to Combined Financial Statements                               9

                         INDEPENDENT AUDITORS' REPORT




To The Board of Directors
of J. Ray McDermott, S.A.


We have audited the accompanying combined balance sheet of McDermott - ETPM West, Inc. and Heerema Offshore Construction Group Inc. - McDermott International Inc. Joint Venture as of March 31, 1996 and 1995 and the related combined statements of income, owners' equity and cash flows for each of the three years in the period ended March 31, 1996. These combined financial statements are the responsibility of the Joint Ventures' management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the combined financial statements of McDermott - ETPM West Inc., which reflect total assets constituting 38% in 1996 and 37% in 1995 and total revenues constituting 47%, 49% and 43% in 1996, 1995 and 1994 of the related combined totals. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for McDermott - ETPM West, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the combined financial statements, referred to above, present fairly, in all material respects, the combined financial position of McDermott - ETPM West, Inc. and Heerema Offshore Construction Group Inc. - McDermott International Inc. Joint Venture at March 31, 1996 and 1995 and the combined results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles in the United States of America.


The Hague, May 30, 1996


KPMG Accountants N.V.

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors
J. Ray McDermott, S.A.


We have audited the combined balance sheet of McDermott - ETPM West, Inc. as of March 31, 1996 and 1995, and the related combined statements of income, common stock and other equity, and cash flows for each of the three years in the period ended March 31, 1996 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of McDermott - ETPM West, Inc. at March 31, 1996 and 1995, and the combined results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP


New Orleans, Louisiana
April 26, 1996

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture

              Combined Balance Sheet as of March 31, 1996 and 1995

- ---------------------------------------------------------------------
Assets                                     1996                1995
- ---------------------------------------------------------------------
                                       (In thousands of U.S. Dollars)
Current assets:

Cash and cash equivalents              $  141,057          $  232,244
Accounts receivable - trade                57,424              52,563
Accounts receivable - related parties      36,503              20,841
Accounts receivable - other                 2,295               5,596
Contracts in progress                       9,077               3,658
Asset held for sale                        14,207                 -
Other current assets                       15,629              11,123
- ---------------------------------------------------------------------
           Total current assets           276,192             326,025
- ---------------------------------------------------------------------
Fixed assets at cost                      271,787             178,698
 Less accumulated depreciation           (152,466)           (107,821)
- ---------------------------------------------------------------------
           Net fixed assets               119,321              70,877
- ---------------------------------------------------------------------
Other assets                                  111                 130
- ---------------------------------------------------------------------
               TOTAL                   $  395,624          $  397,032
=====================================================================

The accompanying notes are an integral part of these combined financial statements.

- ---------------------------------------------------------------------
Liabilities and Owners' Equity               1996             1995
- ---------------------------------------------------------------------
                                       (In thousands of U.S. Dollars)
Current liabilities:

Notes payable and current maturities
   of long-term debt                      $    9,397       $   18,110
Accounts payable                              59,877           46,222
Accounts payable - related parties            32,426           35,663
Advance billings and provisions for
   losses on contracts                        67,769           84,361
Accrued dry-docking                           25,170           35,872
Accrued liabilities - other                   21,163            9,834
Income taxes payable                           3,506            9,392
- ---------------------------------------------------------------------
           Total current liabilities         219,308          239,454
- ---------------------------------------------------------------------
Other liabilities                              4,451            7,671
- ---------------------------------------------------------------------
Pension liability                                711            1,958
- ---------------------------------------------------------------------
Long-term debt                                23,161           28,441
- ---------------------------------------------------------------------
Owners' equity:
  Common stock and capital contributions      77,076           53,888
  Retained earnings                           63,881           69,096
  Currency translation adjustments             7,036           (3,476)
- ---------------------------------------------------------------------
           Total owners' equity              147,993          119,508
- ---------------------------------------------------------------------
                   TOTAL                  $  395,624       $  397,032
=====================================================================

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture

             Combined Statement of Income for the Three Years ended
                                 March 31, 1996

- -------------------------------------------------------------------------------------------------------------
                                                                1996                 1995             1994
- -------------------------------------------------------------------------------------------------------------
                                                                         (In thousands of U. S. Dollars)
Revenues                                                      $   536,375         $  704,316     $    890,866
- -------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of operations (before depreciation)                       450,166            538,973          617,764
   Depreciation                                                    25,702             27,849           30,879
   Selling, general and administrative expenses                    49,600             65,123           66,447
- -------------------------------------------------------------------------------------------------------------
                                                                  525,468            631,945          715,090
- -------------------------------------------------------------------------------------------------------------
Operating income                                                   10,907             72,371          175,776
- -------------------------------------------------------------------------------------------------------------
Other income (expense):
   Interest income                                                 12,933             13,305           12,886
   Interest expense                                                (3,393)            (2,866)          (3,865)
   Foreign currency transaction gains (losses)                      5,007             (2,537)           1,507
- -------------------------------------------------------------------------------------------------------------
                                                                   14,547              7,902           10,528
- -------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                           25,454             80,273          186,304

Provision for income taxes                                          5,855              7,226            6,284
- -------------------------------------------------------------------------------------------------------------
Net Income                                                   $     19,599       $     73,047     $    180,020
=============================================================================================================


The accompanying notes are an integral part of these combined financial statements.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture


                 Combines Statement of Owners' Equity for the
                              Three Years ended
                                March 31, 1996

- ----------------------------------------------------------------------------------------------------------------
                                                    Common
                                                   Stock and                           Currency
                                                   Capital          Retained          Translation
                                                 Contributions      Earnings           Adjustments       Total
- ----------------------------------------------------------------------------------------------------------------
                                                                 (In thousands of U.S. Dollars)
Balance April 1, 1993                         $    137,754       $      1,868    $      (17,354)   $     122,268
- ----------------------------------------------------------------------------------------------------------------
Net Income                                                            180,020                            180,020
Repayment of capital                               (83,871)                                              (83,871)
Distribution of profits                                               (53,790)                           (53,790)
Currency translation adjustments                                                        (11,838)         (11,838)
- ----------------------------------------------------------------------------------------------------------------
Balance March 31, 1994                              53,883            128,098           (29,192)         152,789
- ----------------------------------------------------------------------------------------------------------------
Net Income                                                             73,047                             73,047
Contribution of capital                                  5                                                     5
Distribution of profits                                              (132,049)                          (132,049)
Currency translation adjustments                                                         25,716           25,716
- ----------------------------------------------------------------------------------------------------------------
Balance March 31, 1995                              53,888             69,096            (3,476)         119,508
- ----------------------------------------------------------------------------------------------------------------
Net Income                                                             19,599                             19,599
Contribution of capital                             23,188                                                23,188
Distribution of profits                                               (24,814)                           (24,814)
Currency translation adjustments                                                         10,512           10,512
- ----------------------------------------------------------------------------------------------------------------
Balance March 31, 1996                        $     77,076       $     63,881    $        7,036    $     147,993
================================================================================================================

The accompanying notes are an integral part of these combined financial statements.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture

                Combines Statement of Cash Flows for the Three
                          Years ended March 31, 1996

                                     Increase (decrease) in cash and cash equivalents
- ------------------------------------------------------------------------------------------------------------
                                                                   1996             1995             1994
- ------------------------------------------------------------------------------------------------------------
                                                                       (In thousands of U. S. Dollars)
Cash flows from operating activities:

Net  Income                                                   $      19,599    $     73,047     $    180,020
- ------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
    Depreciation                                                     25,702          27,849           30,879
    Changes in assets and liabilities:
       Accounts receivable                                          (27,319)         24,054           70,416
       Net contracts in progress,
          advanced billings and provision for losses                (18,176)         40,751             (664)
       Accounts payable                                              20,222         (18,880)         (50,943)
       Other, net                                                   (19,140)        (22,423)          17,044
- ------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               888         124,398          246,752
- ------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Investment in fixed assets                                      (68,329)        (12,448)          (9,499)
    Investment in asset held for sale                               (14,172)           -                -
- ------------------------------------------------------------------------------------------------------------
Total cash used in investing activities                             (82,501)        (12,448)          (9,499)
- ------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Capital (repayment) contributions                                23,188               5          (83,871)
    Distribution of profits to owners                               (24,814)       (132,049)         (53,790)
    Repayment of long-term debt                                      (7,701)        (19,244)         (34,096)
    Issuance of long-term debt                                          -               -             14,910
    Increase (decrease) in short-term borrowing                     (10,244)            183           (5,084)
- ------------------------------------------------------------------------------------------------------------
Total cash used in financing activities                             (19,571)       (151,105)        (161,931)
- ------------------------------------------------------------------------------------------------------------
Effects of exchange rate changes on cash                              9,997          28,925          (12,719)
- ------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                (91,187)        (10,230)          62,603
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                      232,244         242,474          179,871
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $     141,057    $    232,244     $    242,474
============================================================================================================
Supplemental disclosures of cash flow information:
    Interest paid during the year                             $       3,393    $      2,866     $      6,025
    Taxes paid during the year                                $       6,048    $      3,554     $      3,010
============================================================================================================

The accompanying notes are an integral part of these combined financial statements.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture


Notes to combined financial statements for the three years ended March 31, 1996

1.    GENERAL

The McDermott-ETPM West, Inc. and Heerema Offshore Construction Group Inc. - McDermott International Inc. Joint Venture is comprised of the Joint Ventures between J. Ray McDermott S.A. ("JRM") and ETPM, S.A. ("ETPM"), respectively 55.5% (through direct and indirect ownership interests of 33.3% and 22.2%, respectively) and 44.5% owners, and the Joint Venture between Heerema Offshore Construction Group Inc. ("HOCG") and JRM, 50% owner each. The combined financial statements include the combined financial statements of McDermott ETPM-West, Inc. as of and for the year ended March 31, 1996, and Heerema Offshore Construction Group Inc. - McDermott International, Inc. Joint Venture as of and for the year ended December 31, 1995.

The Joint Ventures provide general marine construction to the petroleum industry. To this purpose the Joint Ventures charter two semi-submersible derrick barges and one semi-submersible lay barge from JRM, two combination derrick- pipelaying barges from ETPM, and two semi-submersible derrick barges from HOCG. During March 1996, the Joint Ventures acquired the four semi-submersible derrick barges which were previously chartered. In addition, the Joint Ventures own a fleet of anchor handling tugs and cargo barges. JRM and ETPM also provide fabrication facilities located in Warri, Nigeria and Tchengue, Gabon, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1   Basis of presentation

The combined financial statements are presented in U.S. Dollars in accordance with accounting principles generally accepted in the United States of America. These statements combine financial information of McDermott - ETPM West Inc., a company incorporated in Panama, and its wholly-owned subsidiaries and other entities of both JRM and ETPM S.A., which perform contracts on behalf of McDermott - ETPM West Inc. ("JRM-ETPM Joint Venture") and of HOCG and JRM ("HOCG-JRM Joint Venture"). The HOCG-JRM Joint Venture combines HeereMac v.o.f., a Dutch partnership and its wholly-owned subsidiaries and other entities of both HOCG and JRM which perform contracts on behalf of HeereMac v.o.f., Panama Offshore Chartering Company Inc. and its wholly-owned subsidiaries, all incorporated in Panama and Offshore Marine Chartering N.V., a company incorporated in the Netherlands Antilles.

Unless the context otherwise requires, hereinafter "Joint Ventures" will be used to mean the combined enterprises.

The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture

Certain reclassifications have been made to March 31, 1995 and 1994 amounts in order to provide comparative financial statements.

2.2   Principles of combination

All significant intergroup balances and transactions have been eliminated in the combined financial statements.

2.3   Foreign currency translation

Assets and liabilities are translated into U. S. Dollars at current exchange rates and income statement items are translated at average rate for the year. Adjustments resulting from the translation of foreign currency financial statements are recorded in a separate component of equity. Foreign currency transaction adjustments are recorded in income.

2.4   Contracts and revenue recognition

Revenues on long-term contracts are recognized on a percentage of completion method. Under this method, revenues and cost are recognized based on the percentage that costs to date bear to total estimated costs. Revenues that exceed amounts invoiced to customers under the terms of the contracts are included in Contracts in Progress. Billings that exceed revenues recognized under percentage of completion are included in Advance Billings on Contracts. Most long-term contracts have provisions for progress payments. Contract price and cost estimates are reviewed periodically as the work progresses and adjustments proportionate to the percentage-of-completion are reflected in income in the period when such estimates are revised. There are no unbilled revenues which will not be billed. Provisions are currently made for all known or anticipated losses. Included in Advance billings and provisions for losses on contracts are provision for losses on contract of US$ 43,555,000 and US$ 69,247,000, respectively. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal quarter or year. Claims for extra work or changes in scope of work are included in contract revenues when collection is probable.

2.5   Fixed assets

Fixed assets are stated at cost. Modifications to leased equipment which enhance their usefulness and which remain the property of the Joint Ventures are capitalized and are amortized over their useful life or the life of the related lease, if shorter.

Depreciation on all remaining fixed assets is calculated on a straight-line basis using estimated useful lives of 3 to 8 years.

Significant expenditures that add materially to the utility or useful lives of property, plant and equipment are capitalized. All other maintenance and repair costs are charged to current operations. The cost and related accumulated depreciation of assets replaced, retired or otherwise disposed of are eliminated from the property accounts and any gain or loss is reflected as other income and expense.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS No. 121). This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment when events indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The Joint Ventures have not yet finalized their review of the impact of this statement.

2.6   Accrued dry-docking

Dry-docking costs are estimated and accrued over the period of time between dry-dockings and are charged to operations currently.

2.7   Cash and cash equivalents

Cash equivalents are highly liquid investments, with original maturities of three months or less. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair value.

2.8   Accounts receivable

Accounts receivable are stated at net realizable value after deduction of a provision for uncollectability.

2.9   Derivative financial instruments and credit risk concentration

The Joint Ventures enter into forward exchange contracts with international financial institutions primarily relating to identifiable foreign currency exposures with respect to operations. These financial instruments are designed to minimize exposure and reduce risk from exchange rate fluctuations in the regular course of business. Gains and losses on forward exchange contracts which hedge exposure on firm foreign currency commitments are deferred and recognized as adjustments of the bases of those assets.

Gains and losses on forward exchange contracts which hedge foreign currency assets and liabilities are recognized in income as incurred. The Joint Ventures' risk in the forward exchange transactions is the cost of replacing at current market rates, these contracts in the event of default by the financial institution. The Joint Ventures believe that risk of such losses is remote.

The Joint Ventures' customers are primarily in the petroleum industry in the North Sea and West Africa. Sales to major customers that exceed 10% of revenues were: 1996 - Customer A - US$ 108,000,000 (20.1%), Customer B - US$ 54,000,000 (10.1%), Customer C - US$ 83,016,000 (15.5%); 1995 - Customer A -
US$ 212,000,000 (30.1%), Customer D - US$ 92,000,000 (13.1%).  Management is
cognizant of its concentration of customers, but feels that the risk associated with this is minimal as all of its customers are well known and established participants in the petroleum industry. Receivables are generally not collateralized.

3.    INCOME TAXES

The Joint Ventures operate through various entities in various countries under different tax jurisdictions. Substantially all income taxes provided are based on the deemed profits of contracts performed in various taxing jurisdictions.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture

In the countries in which the Joint Ventures' operations are conducted through a registered partnership the respective partners are responsible for taxes based on their proportionate share of contract revenues and costs, therefore no taxes are reflected in these financial statements. Therefore, there is no expected relationship between the provision for income taxes and income before provision for income taxes. Panama Offshore Chartering Company Inc. and its subsidiaries as well as McDermott - ETPM West Inc., and its subsidiaries are not subject to income tax in Panama on income earned outside Panama and consequently incurred no income taxes in the three-year period ended March 31, 1996.

4.    RELATED PARTY TRANSACTIONS

The Joint Ventures have material transactions with JRM, ETPM and HOCG and their subsidiaries, occurring in the normal course of operations. Under the various Joint Venture agreements marine equipment and fabrication facilities are chartered into the Joint Ventures by the respective partners. The charter expenses for the years 1996, 1995 and 1994 were US$ 93 million, US$ 86 million and US$ 88 million, respectively. In addition, ETPM provides general and administrative services to one of the Joint Ventures. In 1996, 1995 and 1994 the amount of these services were approximately US$ 20 million, US$ 29 million and US$ 36 million, respectively.

In 1995, the Joint Ventures acquired from JRM and HOCG a number of derrick, launch and cargo barges for a total value of US$ 65 million. The transactions have been financed by additional capital and cash contributions from both partners.

5.    LONG-TERM DEBT AND SHORT-TERM BORROWINGS


- ---------------------------------------------------------------------------
                                                   1996              1995
- ---------------------------------------------------------------------------
                                             (In thousands of U.S. Dollars)

Third-Party Loans                               $  30,881        $   35,552
Less: amounts due within one year                  (7,720)           (7,111)
- ---------------------------------------------------------------------------
Total long-term debt                            $  23,161        $   28,441
===========================================================================

These are Dutch Guilder roll over loans at prevailing market rates (approximately 7% at March 31, 1996) maturing 1999. The installments are Dfl. 12,372,000 (US$ 7,720,000 at year-end 1996) in each of the following four years. The carrying amount of long-term debt approximates its fair value.

In 1994, an interest-swap agreement was entered into which effectively fixes the interest at 6.7% until maturity. The loans are secured by the right of first and second mortgages on the anchor handling tugs and most of the cargo barges.

Short-term borrowings are denominated in foreign currencies and carry interest at prevailing market rates (approximately 7% at March 31, 1996). In general these short-term borrowings mature within a month.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture



6.    PENSION LIABILITY

One of the Joint Ventures' entities, HeereMac v.o.f., has pension plans covering the majority of its permanent staff. These plans are fully insured by a third party life insurance company in the Netherlands. Premiums charged by the insurance company and expensed by the Joint Ventures relate to a calendar year and are calculated by determining the actuarial present value of future benefits to be provided based upon current compensation levels. Further, at the time of granting compensation increases, the Joint Ventures accrue as pension provision the increase in its actuarial present value of future benefits. Such amounts will be funded through enhanced future premiums. The discount rate used to calculate the actuarial present value of future benefits was 5% in 1996, 6% in 1995 and 5% in 1994. Pension cost paid by the Joint Ventures amounted to US$ 3.7 million in 1996, US$ 2.1 million in 1995 and US$
1.8 million in 1994.

As of 1995, HeereMac v.o.f changed its pension scheme from a defined benefits plan to a defined contribution plan. At year-end, the defined contribution plan covers the majority of HeereMac v.o.f.'s full-time employees. A minority of the employees chose to remain in the defined benefits plan.

7.    CONTINGENCIES AND COMMITMENTS

The Joint Ventures have the usual liability of a contractor for the completion of contracts and the warranty of its work. In relation to this liability, bank guarantees, performance bonds and standby letters of credit are issued in the normal line of business.

At year end 1996, the Joint Ventures had lines of credit and bank guarantees available amounting in total to US$ 106 million, guaranteed by the Partners. Amounts drawn on these facilities bear interest at prevailing market rates. There were no borrowing against these facilities at year end (US$ 11,000,000 in
1995).  The Joint Ventures had bank guarantees drawn on this facility of US$
39.3 million. Also, the stockholders of McDermott-ETPM West, Inc. are contingently liable under standby letters of credit totaling approximately US$
56.9 million at March 31, 1996, issued in the normal course of business.   Due
to the short term nature of the guarantees, the fair value is considered to be nil. Management is not aware of any material exposure related thereto which has not been provided for the accompanying combined financial statements.

Certain marine equipment (primarily anchor handling tugs and cargo barges) have been pledged as collateral to secure long-term debt.

Commitments for capital expenditures amounted to approximately US$ 270,000, and the 1996 lease commitment for office space US$ 1.1 million.

The Joint Ventures are a defendant in various legal proceedings. Management believes that the outcome of these proceedings will not have a material adverse effect on the combined financial position of the Joint Ventures.

                          McDermott - ETPM West, Inc.
                                      and
                   Heerema Offshore Construction Group Inc. -
                  McDermott International, Inc. Joint Venture


8.    FIXED ASSETS

- ------------------------------------------------------------------------------
                                                    1996               1995
- ------------------------------------------------------------------------------
                                               (In thousands of U. S. Dollars)
At cost:

Machinery and equipment                         $   185,659        $   141,736
Cargo barges                                         37,355             30,856
Derrick and launch barges                            40,722                -
Onshore office equipment                              8,051              6,106
- ------------------------------------------------------------------------------
                                                    271,787            178,698
Less accumulated depreciation                      (152,466)          (107,821)
- ------------------------------------------------------------------------------
Net fixed assets                                $   119,321        $    70,877
==============================================================================

 9.   FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The Joint Ventures had forward exchange contracts to sell US$ 117.8 million and US$ 70.6 million in foreign currencies (primarily US Dollars, British Pounds, Dutch Guilders and Norwegian Kroner) for 1996 and 1995, respectively, for foreign currencies (primarily Dutch Guilders and French Francs). The Joint Ventures had forward exchange contracts to purchase US$ 14.9 million and US$
18.2 million in foreign currencies (primarily Dutch Guilders) for 1996 and 1995, respectively, for French Francs. The 1996 year end forward exchange contracts have varying maturities, all of which occur before the end of next fiscal year.

The fair values of forward exchange contracts are estimated by obtaining quotes from brokers. At year end, the net fair value of the contracts approximates the notional amounts.

Financial instruments which potentially subject the Joint Ventures to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Joint Ventures have not experienced any significant losses related to any of the short-term instruments it has used for excess cash balances, nor from receivables from individual customers or groups of customers.

10.   PURCHASE OF VESSELS

The transaction described below took place at the HOCG-JRM Joint Venture level and is not reflected in the combined financial statements.

In March 1996, JRM and HOCG, through their respective subsidiaries, sold to companies included in the HOCG-JRM Joint Venture the major marine vessels they had been chartering to the Joint Venture (JRM's DB101 and DB102, and HOCG's Hermod and Balder). The vessel sales transaction was entered into for the primary purpose of more permanently committing these highly-specialized heavy-lift vessels to the HOCG-JRM Joint Venture, thereby ensuring long-term maximum utilization of these vessels.

                         McDermott - ETPM West, Inc.
                                     and
                  Heerema Offshore Construction Group Inc. -
                 McDermott International, Inc. Joint Venture



Under the terms of the transaction, JRM received approximately US$ 211 million for its two vessels, and HOCG received the same amount for all of the outstanding stock of the two subsidiaries that owned the HOCG vessels (each consisting of cash of approximately US $106 million and a promissory note in the principal amount of US$ 105 million). Substantially all of the cash portion of the combined purchase price for the JRM vessels and the stock of the HOCG subsidiaries was funded through a US$ 200 million stand-alone credit arrangement obtained by the HOCG-JRM Joint Venture (the "Vessel Sale Credit Agreement"), which has an initial term of five years and is secured by mortgages on the four vessels.

In addition, the HOCG-JRM Joint Venture paid a US$ 30,000,000 deposit in advance of the sale of certain other equipment by JRM to the Joint Ventures.

The promissory note issued by the Joint Venture to each of the Partners is subordinated to all indebtedness outstanding pursuant to the Vessel Sale Credit Agreement, and incurs interest from the date of issue at a rate of 7.75% per annum, and is scheduled to mature on March 31, 2003.





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